November 12, 2024

Yongcheng Yang
Chief Financial Officer
China Green Agriculture, Inc.
Third floor, Borough A, Block A. No. 181, South Taibai Road
Xi   an, Shaanxi Province, PRC 710065

        Re: China Green Agriculture, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2024
            Filed October 15, 2024
            File No. 001-34260
Dear Yongcheng Yang:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2024
Part I, Item 1. Business, page 1

1. Please revise Part I, Item 1, "Business" to include substantially similar disclosures to your disclosures on pages 28 and 29 under the heading "Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in policies, laws and regulations in China could adversely affect us." In this regard, we note your responses to comments one and two in your letter dated August 29, 2024, which undertook to update Part I,
Item 1,
          Business    in future annual reports on Form 10-K to include this
disclosure.
2. We note your response to comment 1. We also note the following disclosure included in appendix E to your response letter dated October 1, 2024, which discussed loans and payments between you, your subsidiaries and the VIE, and which is not included in your annual report: "For the years ended June 30, 2022, 2023 and 2024, the CGA provided loans of RMB277 million, RMB58.4 million and RMB62.3 million, respectively, to Gufeng through Jinong, and received repayments of
RMB50.2
       million, RMB0.6 million and RMB1.6 million, respectively. For the years ended June
 November 12, 2024
Page 2

       30, 2022, 2023 and 2024, CGA provided loans of RMB20.1 million, RMB5.3 million and RMB10.1 million, respectively, to the VIE through Jinong, and received repayments of RMB5.1 million, RMB1.8 million and RMB1 million, respectively."
       Please tell us why this disclosure is not included in your discussion of cash flows on page 4 of your annual report, and confirm that, in future filings, you will quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
Part I, Item 1C. Cybersecurity., page 40

3. We note you do not include Item 1.C Cybersecurity. Please revise or advise us why you do not provide the disclosure as applicable under Item 106 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christie Wong at 202-551-3684 or Michael Fay at 202-551-3812 if you
have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Robert Zepfel, Esq.